SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Operational Matters (Voluntary Disclosure)

1. Title	Approval for Establishment of Woori Financial Group Inc.

2. Major details

On November 7, 2018, the Stock Transfer Companies set forth below, which include Woori Bank, received approval from the Financial Services Commission for the establishment of Woori Financial Group Inc. pursuant to Article 3 of the Financial Holding Company Act.

Accordingly, each of the Stock Transfer Companies set forth below plans to convene an extraordinary general meeting of shareholders on December 28, 2018 (expected) to approve the comprehensive stock transfer for the establishment of a financial holding company, and upon the approval of such extraordinary general meetings of shareholders, it is anticipated that Woori Financial Group Inc., which will have as subsidiaries the Stock Transfer Companies set forth below, will be established on January 11, 2019 (expected).

ø  Stock Transfer Companies: Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.

3. Date of determination	November 7, 2018

4. Other matters relating to the investment decision-making process	- The schedule above is subject to change based on the results of the relevant meetings of the board of directors and the shareholders or discussion with the relevant regulatory authorities

ø Related filing	- Amended Report of a Material Event – Resolution Regarding Stock Transfer (September 20, 2018) - Report of a Material Event – Resolution Regarding Stock Transfer (June 19, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: November 7, 2018	By:	/s/ Won Duk Lee
(Signature)

	Name:	Won Duk Lee
	Title:	Managing Director